# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global X Internet of Things ETF, CIK 0001432353
CUSIP: 37954Y780
Title of class of securities: Exchange-Traded Fund
Address of issuer's principal executive offices: 605 Third Avenue, 43rd Floor, New York, New York (NY), 10158
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000713676

## Reporting persons
- The PNC Financial Services Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 184,895; shared voting power 0; sole dispositive power 124,776; shared dispositive power 60,119; aggregate amount beneficially owned 184,895 (3.71% of the class)

## Item 1. Issuer
Name of issuer: Global X Internet of Things ETF
Address of issuer's principal executive offices: c/o Global X Funds, 605 Third Avenue, 43rd Floor, New York, NY 10158

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 184,895
Percent of class: 3.71
Sole power to vote or to direct the vote: 184,895
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 124,776
Shared power to dispose or to direct the disposition: 60,119

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
PNC Bank, National Association - BK
PNC Delaware Trust Company - BK
PNC Ohio Trust Company - BK

Of the total fund shares reported herein, 183,623 are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.
Of the total fund shares reported herein, 928 are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.
Of the total fund shares reported herein, 344 are held in accounts at PNC Ohio Trust Company in a fiduciary capacity for clients.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The PNC Financial Services Group, Inc.: Gregory H. Kozich, Senior Vice President & Controller (05/08/2026)